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                           November 8, 2021

       Salvatore Palella
       Chief Executive Officer
       Helbiz, Inc.
       32 Old Slip
       New York, NY 10005

                                                        Re: Helbiz, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 27,
2021
                                                            File No. 333-260536

       Dear Mr. Palella:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ryan
Lichtenfels at 703-434-0122 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              William S. Rosenstadt